

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2025

Christopher Fenimore
Executive Vice President, Finance and Chief Financial Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591-6707

  Re: Regeneron Pharmaceuticals, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2024
    Filed February 5, 2025
    File No. 000-19034

Dear Christopher Fenimore:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Richard Gluckselig